Exhibit 99.3

NEWS RELEASE
For information contact:
Kevin B. Habicht
Chief Financial Officer
(407) 265-7348
FOR IMMEDIATE RELEASE
May 9, 2013

NATIONAL RETAIL PROPERTIES, INC. ANNOUNCES

PUT OPTION NOTIFICATION FOR 5.125% CONVERTIBLE SENIOR NOTES

ORLANDO, Fla., May 9, 2013 – National Retail Properties, Inc. (NYSE: NNN) (the “Company”) today announced that it is notifying holders of its outstanding 5.125% Convertible Senior Notes due 2028 (the “Notes”) that, pursuant to the terms of the Notes and the indenture governing the Notes, they have the option to require the Company to purchase, on June 17, 2013 (the “Repurchase Date”), all or a portion of their Notes (the “Put Option”) at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date. The Company will pay for any Notes validly surrendered and not validly withdrawn with cash.

The opportunity to surrender the Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on June 10, 2013, which is the fifth business day immediately preceding the Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on June 14, 2013, which is the business day immediately prior to the Repurchase Date.

As required by the rules of the Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement will include a notice to holders from the Company (the “Issuer Put Right Notice”) specifying the terms and conditions of the Put Option and the procedures to exercise the Put Option. Holders of Notes are strongly encouraged to read the Issuer Put Right Notice and other relevant documents filed with the SEC before making a decision relating to the Put Option.

None of the Company, its board of directors or its employees have made or are making any representation or recommendation to any holder as to whether or not to surrender Notes pursuant to the Put Option.

U.S. Bank National Association is acting as paying agent for the Put Option. Copies of the Issuer Put Right Notice and additional information relating to the Put Option may be obtained from U.S. Bank National Association by calling 1-800-934-6802.

National Retail Properties invests primarily in high-quality retail properties subject generally to long-term, net leases. As of March 31, 2013, the Company owned 1,636 Investment Properties in 47 states with a gross leasable area of approximately 19.3 million square feet. For more information on the Company, visit www.nnnreit.com.

Statements in this press release that are not strictly historical are “forward-looking” statements. Forward-looking statements involve known and unknown risks, which may cause the Company’s actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the availability of capital and the profitability of the Company’s taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from those forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, Item 1A. Risk Factors of the Company’s Annual Report on Form 10-K, as amended. Copies of each filing may be obtained from the Company or the SEC. Consequently, such  forward-looking statements should be regarded solely as reflections of the Company’s current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

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